UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48938

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 _____ AND ENDING 12/31/2016 _____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

261 Old York Road Suite 837
_____
                              (No. and Street)

Jenkintown   PA   19046
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gable Peritz Mishkin LLP
_____
                   (Name – if individual, state last, first, middle name)

323 Norristown Rd   Spring House   PA   19477
_____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Peter A. Engelbach</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>J Alden Associates, Inc.</u>, as of <u>December 31</u>, 20 <u>16</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President
_____
Title



_____
Notary Public



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER
Notary Public
ABINGTON TWP., MONTGOMERY COUNTY
My Commission Expires May 22, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. ALDEN ASSOCIATES, INC.

REPORT CONTAINING FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2016

AND

ACCOUNTANT'S REPORT THEREON PURSUANT TO RULE 17A-5

OF THE SECURITIES AND EXCHANGE COMMISSION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

DECEMBER 31, 2016

TABLE OF CONTENTS



Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
J. Alden Associates, Inc.

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc. (an S Corporation) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of J. Alden Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

323 Norristown Road   751 Route 73 North
P. O. Box 917   Suite 15
Spring House, PA 19477   Marlton, NJ 08053
215.628.0500   856.596.2400
215.628.8756 Fax   856.596.6121 Fax

www.gpmllp.net

1

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of J. Alden Associates, Inc.'s financial statements. The supplemental information is the responsibility of J. Alden Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gable Peritz Mishkin LLP

Spring House, Pennsylvania
February 21, 2017

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	415,444
Restricted Cash		25,028
Receivables From Brokers and Dealers		4,926
Receivables From Non-Customers		29,032
Prepaid Expenses		6,601
Total Current Assets	$	481,031
FURNITURE AND EQUIPMENT		
Furniture and Equipment, at Cost		
Net of Accumulated Depreciation of $76,575		8,143
OTHER ASSETS		
Security Deposits		2,315
TOTAL ASSETS	$	491,489

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	376,630
Accrued Payroll Taxes		533
Total Current Liabilities		377,163
STOCKHOLDER'S EQUITY		
Common Stock, 2,000 shares authorized, 1,303 issued,		
1073 shares outstanding, no par value, no stated value		142,804
Accumulated Deficit		(6,065)
Less: Common Stock in Treasury, 230 shares at cost		(22,413)
Total Stockholder's Equity		114,326
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	491,489

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Commissions	$ 1,672,935
Interest and Dividends	2,485
Total Revenues	1,675,420
Expenses	
Commission Expense	1,200,865
Employee Compensation and Benefits	220,760
Clearance Fees	35,964
Professional Fees	34,055
Travel and Entertainment	24,503
Occupancy Expense	24,504
Communication Expense	20,424
Taxes, Other than Income Taxes	24,944
Equipment Rental	2,714
Other Operating Expenses	64,598
Total Expenses	1,653,331
Income Before Other Income	$ 22,089
Other Income	
Realized Gain on Sale of Marketable Securities	32,874
Net Income	54,963
Other Comprehensive Income	
Unrealized Holding Losses on Marketable Securities Available for Sale Arising During the Period	(3,904)
Reclassification Adjustment for Realized Gain on Sale of Marketable Securities	(32,874)
Total Other Comprehensive Income	$ (36,778)
Comprehensive Income	$ 18,185

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Common Stock, no par Value, 2000 Shares Authorized,
1303 Shares Issued

Shares Outstanding, January 1, 2016	1,073
Shares Outstanding December 31, 2016	1,073
Balance, at Cost, Beginning and End of Year	$ 142,804

Accumulated Deficit

Balance, January 1, 2016	$ (24,202)
Net Income	54,963
Distributions to Stockholder	(36,826)
Balance, December 31, 2016	$ (6,065)

Accumulated Other Comprehensive Income

Balance, January 1, 2016	$ 36,778
Other Comprehensive Income	(36,778)
Balance, December 31, 2016	$ - 0 -

Treasury Stock

Shares, January 1, 2016	230
Shares, December 31, 2016	230
Balance, at Cost, Beginning and End of Year	$ (22,413)

Total Stockholder's Equity	$ 114,326

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Subordinated Borrowings at January 1, 2016	$	0
Changes In Subordinated Borrowings		0
Subordinated Borrowings at December 31, 2016	$	0

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:

Net Income	$ 54,963
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation Expense	1,921
Realized Gain on Sale of Marketable Securities	(32,874)
Decrease In Assets	
Receivables from Brokers and Dealers	15,942
Receivables from Non-Customers	188
Prepaid Expenses	1,020
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	87,096
Accrued Payroll Taxes	(29)
Total Adjustments	73,264
Net Cash Provided by Operating Activities	128,227
Cash Flows From Investing Activities:	
Purchase of Furniture and Equipment	(4,302)
Proceeds From Sale of Marketable Securities	45,890
Net Cash Provided By Investing Activities	41,588
Cash Flows From Financing Activities:	
Distributions to Stockholder	(36,826)
Net Cash Used By Financing Activities	(36,826)
Net Increase In Cash	132,989
Cash - January 1, 2016	307,483
Cash - December 31, 2016	440,472
Supplemental Cash Flows Disclosures:	
Interest Paid	$ - 0 -

The notes to financial statements are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. ("Company") was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESTRICTED CASH

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

MARKETABLE SECURITIES

Management determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classifications at each statement of financial condition date.

The Company classified its investments in a common stock as investments available-for-sale. Investments classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. Declines in the fair value of individual investments available-for-sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs, if any, are included in realized losses.

The notes to financial statements are an integral part of these financial statements.

Note 1, Continued

RECEIVABLES FROM BROKERS AND DEALERS AND NON-CUSTOMERS

The Company considers receivables from brokers and dealers and non-customers to be fully collectible at December 31, 2016; accordingly, no allowance for doubtful accounts has been recorded. Bad debt expense was $ - 0 – for the year ended December 31, 2016.

Management monitors outstanding balances and account balances are charged off after all means for collection have been exhausted and the potential for collection is remote. The Company does not have off-balance sheet credit exposure related to the receivables

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Computer Equipment	3 Years
Office Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

COMMISSIONS

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2013 through 2016 are subject to examination by the taxing authorities, generally for three years after they were filed.

The notes to financial statements are an integral part of these financial statements.

Note 2

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2016 consists of the following:

Furniture	$ 66,490
Computer Equipment	14,556
Office Equipment	3,672
Total	84,718
Less: Accumulated Depreciation	76,575
Net Furniture and Equipment	$ 8,143

Depreciation expense for the year ended December 31, 2016 was $1,921.

Note 3

AVAILABLE-FOR-SALE MARKETABLE SECURITIES

For the year ended December 31, 2016, the Company sold an available-for-sale marketable security. Proceeds from the sale were $45,890 and realized gain was $32,874. The Company recorded in other comprehensive income unrealized holding losses that arose during the year ended December 31, 2016 of $3,904 and a reclassification adjustment for the realized gain of sale of $32,874.

Note 4

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities. Rent expense incurred for the year ended December 31, 2016 was $24,504. As of December 31, 2016, the remaining future minimum lease payments are as follows:

December 31, 2017	$ 23,724
December 31, 2018	9,885
Total Operating Lease Commitments	$ 33,609

The notes to financial statements are an integral part of these financial statements.

Note 5

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2016, there was no discretionary contribution.

Note 6

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2016 the Company had net capital of $95,341 which was $70,197 in excess of the $25,144 required to be maintained at that date. The Company's net capital ratio was 3.96 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Note 7

SUBSEQUENT EVENTS

Management has evaluated events through February 21, 2017, the date on which the financial statements were issued.

Note 8

CONTINGENCIES

In the normal course of business, there can be various claims against the Company. In the opinion of the Company's management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company's financial position.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 9

CONCENTRATIONS

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.

The Company maintains cash and investments at a brokerage firm in which cash and securities are protected from loss by the Securities Investor Protection Corporation (SIPC). The limit of SIPC protection is $500,000, which includes a $250,000 limit for cash. At times, balances may exceed insurable amounts.

The notes to financial statements are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	114,326
Add:		
A. Subordinated Borrowings Allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		114,326
Deductions and/or Charges		
A. Non-Allowable Assets		
Receivables From Non-Customers	$	1,926
Furniture and Equipment		8,143
Other Assets		8,916
Total Deductions/and or Charges		18,985
Net Capital		95,341

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable, Accrued and Other Liabilities	$	377,163

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	25,144
Ratio: Aggregate Indebtedness to Net Capital		3.96 To 1

RECONCILATION WITH COMPANY'S COMPUTATION

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	95,341
Net Audit Adjustments		0
Net Capital Per Above	$	95,341

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The notes to financial statements are an integral part of these financial statements

- 14 -

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

1. Customers' fully paid securities and excess margin securities not
    in the respondent's possession or control as of the report date
    (for which instructions to reduce to possession or control had been
    issued as of the report date but for which the required action
    specified under Rule 15c3-3): $____0

    A. Number of Items $____0

2. Customers' fully paid securities and excess margin securities for
    which instructions to reduce to possession or control had not been
    issued as of the report date, excluding items arising from "temporary
    lags, which result from normal business operations" as permitted
    under Rule 15c3-3: $____0

    A. Number of Items $____0

The notes to financial statements are an integral part of these financial statements



Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
. . . .
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

ON APPLYING AGREED-

UPON PROCEDURES

Board of Directors and Stockholders of
J. Alden Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by J. Alden Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in their general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

323 Norristown Road   751 Route 73 North
P. O. Box 917   Suite 15
Spring House, PA 19477 Marlton, NJ 08053
215.628.0500   856.596.2400
215.628.8756 Fax   856.596.6121 Fax

www.gpmllp.net

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gabel Perutz Mishkin, LLP

Spring House, Pennsylvania
February 21, 2017

-17-



Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masocro
Kenneth S. Firebowitz
Regina C. O'Keefe
Frank E. O'Brien
. . . .
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of J. Alden Associates, Inc.

We have reviewed management's statements, including in the accompanying 15c3-3 Exemption Report, in which (1) J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company. Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gable Peritz Mishkin LLP

Spring House, Pennsylvania
February 21, 2017

323 Norristown Road   751 Route 73 North
P. O. Box 917   Suite 15
Spring House, PA 19477   Marlton, NJ 08053
215.628.0500   856.596.2400
215.628.8756 Fax   856.596.6121 Fax

www.gpmllp.net

J. Alden Associates, Inc.

Peter A. Engelbach
President

The Pavilion
P.O. Box 744
Jenkintown, PA 19046
(215) 572-8700
www.j-alden.com

EXEMPTION REPORT

Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J. Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2016 to December 31, 2016.
2. J. Alden Associates, Inc. met the identified exemption provisions in SEC Rule 15c3 (k)(2)(ii) throughout the calendar year January 1, 2016 to December 31, 2016 without exemption.

Sign: [signature] Date: 2/21/17

Officer: President

MEMBER FINRA/SIPC
261 Old York Road • Suite 837 • Jenkintown, PA 19046